BRITISH COLUMBIA

Number: C0826654

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that ALIANZA MINERALS LTD. changed its name to SILVER NORTH RESOURCES LTD. on August 14, 2023 at 11:44 AM Pacific Time.

ELECTRONIC CERTIFICATE

Issued under my hand at Victoria, British Columbia
On August 14, 2023

T.K. SPARKS
Registrar of Companies
Province of British Columbia
Canada